CAPWEST INCOME LLC
2009 E WINDMILL LANE
LAS VEGAS NV 89123

Via EDGAR

May 21, 2019

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assitant Director Office of Real Estate and Commodoties

Re: CapWest Income LLC
Offering Statement on Form 1-A/A
Post-qualification Amendment No. 2
Filed January 22, 2019
File No. 024-10620

Dear Ms. Gupta Barros:

In connection with the Company's response to the United States Securities and Exchange Commission's (the "Commission") comments relayed to our counsel, this correspondence shall serve as acknowledgment by the Company of the following:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CapWest Income LLC

By: Steven J. Little
Chief Financial Officer